UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025 (Report No. 2)

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Underwritten Public Offering

On April 2, 2025, Silynxcom Ltd. (the “Company”) closed an underwritten public offering (the “Public Offering”) of 1,290,000 ordinary shares, no par value per share (the “Ordinary Shares”), at a purchase price of $2.25 per Ordinary Share (the “Public Offering Share Price”), pursuant to an underwriting agreement (the “Underwriting Agreement”) between the Company and ThinkEquity LLC (the “Underwriter”), dated March 31, 2025. Pursuant to the terms of the Underwriting Agreement, the Company has also granted the Underwriter a 45-day option to purchase up to 193,500 additional Ordinary Shares solely to cover over-allotments, if any, at the Public Offering Share Price less underwriting discounts and commissions. Under the terms of the Underwriting Agreement, the Company also issued to the Underwriter, in a concurrent private placement, a warrant for the purchase of up to 74,175 ordinary shares at an exercise price of $2.8125 per ordinary share, representing 5% of the sum of the Ordinary Shares sold in the Public Offering (the “Underwriter’s Warrant”). The Underwriter’s Warrant will be exercisable during the period commencing on the six-month anniversary of the commencement of sales of Ordinary Shares in this Public Offering and expire on the date that is five years following the commencement of sales of Ordinary Shares in this offering.

At closing, the Company issued a total of 1,290,000 Ordinary Shares, for aggregate net proceeds of approximately $2.7 million to the Company, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Public Offering for working capital and general corporate purposes.

The Ordinary Shares were offered, issued and sold to the public pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-285443) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on March 7, 2025, the related preliminary prospectus supplement filed with the SEC on March 31, 2025 and the final prospectus supplement dated March 31, 2025.

Pursuant to the Underwriting Agreement, subject to certain exceptions, the Company and the Company’s officers and directors have agreed not to sell or otherwise dispose of any of the Company’s securities held by them for a period of 90 days following the closing of the Public Offering, subject to customary exceptions.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriter of the Company, its directors and officers, and by the Company of the Underwriter for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

The foregoing summary of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

The legal opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the Ordinary Shares is attached as Exhibit 5.1 to this Form 6-K.

On April 2, 2025, the Company issued a press release titled “Silynxcom Ltd. Announces Closing of Public Offering,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-285443) filed with the SEC, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 31, 2025, by and between the Company and the Underwriter.
4.1	Form of Underwriter’s Warrant
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
99.1	Press release issued by the Company, dated April 2, 2025, titled “Silynxcom Ltd. Announces Closing of Public Offering.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: April 2, 2025	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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